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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                             Silverado Foods, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  828342 10 5
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                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages
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CUSIP No.    828342 10 5                13G            Page   2   of   4   Pages
         ------------------                                 -----    -----

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lawrence D. Field
     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [_]
          (b)  [_]
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of the United States of America
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               5  SOLE VOTING POWER
  NUMBER OF
                  2,692,066
   SHARES      ---------------------------------------------------------------
               6  SHARED VOTING POWER
BENEFICIALLY
                  22,500
  OWNED BY     ---------------------------------------------------------------
               7  SOLE DISPOSITIVE POWER
    EACH
                  2,692,066
   PERSON      ---------------------------------------------------------------
               8  SHARED DISPOSITIVE POWER
    WITH
                  22,500
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9    AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     2,714,566
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10   CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     33.7%
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12   TYPE OF REPORTING PERSON

     IN
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CUSIP No.    828342 10 5                13G            Page   3   of   4   Pages
         ------------------                                 -----    -----


Item 1(a).  Name of Issuer:     Silverado Foods, Inc.
---------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------
                                      6846 South Canton, Suite 110
                                      Tulsa, OK 74136

Item 2(a).  Name of Person Filing:    Lawrence D. Field
----------------------------------

Item 2(b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------
                                      6846 South Canton, Suite 110
                                      Tulsa, OK 74136

Item 2(c).  Citizenship:    Citizen of the United States of America
------------------------

Item 2(d).  Title of Class of Securities:    Common Stock, par value
-----------------------------------------    $.01 per share

Item 2(e).  CUSIP Number:   828342 10 5
-------------------------

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
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check whether the person filing is a:   N/A
-------------------------------------

Item 4.  Ownership.
-------------------

     (a) Amount Beneficially Owned:  2,714,566 shares/1/

     (b) Percent of Class:    33.7%

     (c) Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:    2,692,066/2/

               (ii)   shared power to vote or to direct the vote:   22,500/3/

               (iii)  sole power to dispose or to direct the disposition of:
                      2,692,066/2/



--------------------
  /1/Includes shares described in footnotes 2 and 3 below.

  /2/Includes 686,940 shares owned by Regent Private Capital Corp. ("Regent"), with respect to which Mr. Field has sole voting and investment control as the controlling shareholder thereof, 76,547 shares purchasable pursuant to presently exercisable stock purchase warrants held by Mr. Field and Regent, 923,076 shares which may be acquired pursuant to a presently convertible debenture held by Mr. Field, and 2,961 shares held by the Silverado Foods, Inc. 401(k) Plan which are allocated to the account of Mr. Field.

  /3/Represents 22,500 shares owned by Legacy Investment Partnership, a partnership in which Mr. Field shares voting and investment power over such shares.

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CUSIP No.    828342 10 5                13G            Page   4   of   4   Pages
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Item 5.  Ownership of Five Percent or Less of a Class.   N/A
------------------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.  N/A
-------------------------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
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Security Being Reported on By the Parent Holding Company.    N/A
---------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.    N/A
------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.    N/A
----------------------------------------

Item 10.  Certification.   N/A
------------------------

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997



                                      /s/ Lawrence D. Field
                                     -------------------------------------------
                                     Lawrence D. Field